As filed with the Securities and Exchange Commission on July 17, 2025.

Registration No. 333-265588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 37 to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

J.P. Morgan Real Estate Income Trust, Inc.
(Exact Name of Registrant as Specified in its Governing Instruments)

277 Park Avenue, 9th Floor

New York, NY 10172

(212) 270-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

J.P. Morgan Investment Management Inc.

Chad Tredway

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Jason W. Goode Lindsey L. G. Magaro Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 (404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-265588

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 37 to the Registration Statement on Form S-11 (No. 333-265588) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits.

10.1

Second Amendment to Subscription Agreement dated July 14, 2025, by and among J.P. Morgan Real Estate Income Trust, Inc., J.P. Morgan REIT Operating Partnership, L.P. and J.P. Morgan Investment Management Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 16, 2025 and incorporated herein by reference)

10.2

Credit Agreement dated July 15, 2025, by and among J.P. Morgan REIT Operating Partnership, L.P., Truist Bank, as administrative agent, and the lenders party thereto from time to time (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 16, 2025 and incorporated herein by reference)

23.1*	Consent of Independent Valuation Advisor

* Filed herewith.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on July 17, 2025.

J.P. Morgan Real Estate Income Trust, Inc.
By:	/s/ Lawrence A. Goodfield, Jr.
Lawrence A. Goodfield, Jr. Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

	Name	Title	Date
	/s/ Chad Tredway	Chief Executive Officer and Chairperson of the	July 17, 2025
	Chad Tredway	Board (Principal Executive Officer)
	/s/ Lawrence A. Goodfield, Jr.	Chief Financial Officer and Treasurer (Principal	July 17, 2025
	Lawrence A. Goodfield, Jr.	Financial Officer and Principal Accounting Officer)
*		Director	July 17, 2025
Randy A. Daniels
*		Director	July 17, 2025
Justin M. Murphy
*		Director	July 17, 2025
Yvonne D. Nelson
*		Director	July 17, 2025
William L. Ramseyer

*By:	/s/ Lawrence A. Goodfield, Jr.	Attorney-in-Fact	July 17, 2025
Lawrence A. Goodfield, Jr.